Exhibit 4.6

PROMISSORY NOTE

$_____________	___________________ (“Effective Date”)
New York, New York

FOR VALUE RECEIVED, the undersigned, OPTMED, INC., a Delaware corporation (hereinafter referred to as “Borrower”), promises to pay to the order of _______________________, individual, (hereinafter referred to as “Lender”) in lawful money of the United States of America, the principal sum of ________________________________________ together with interest thereon in accordance with the terms set forth in this Promissory Note (this “Note”). Borrower will pay the Lender at Lender’s requested address, or such other place as Lender may designate in writing. This Note is being issued in connection with a cash loan in an amount equal to the original principal amount of this Note by the Lender to the Borrower.

1. Interest and Repayment. Interest shall accrue on the unpaid principal of this Note at the rate of fifteen percent (15%) per annum, simple interest, commencing on the date hereof. Interest shall accrue daily based on a 365-day year. A balloon payment of all principal and accrued but unpaid interest shall be due and payable within three (3) business days after the date on which the Borrower receives cash proceeds from an equity financing transaction of at least Two Million Dollars ($2,000,000) or, if earlier, the date which 180 days after the Effective Date (“Maturity Date”).

2. Prepayment. Borrower shall have the right to make voluntary prepayments of all or a portion of the principal on this Note without penalty.

3. Event of Default Defined. The nonpayment of any principal or interest on this Note after the date when the same is due and payable, or the bankruptcy or insolvency of Borrower, shall constitute an “Event of Default” under this Note:

4. Lender’s Remedies. Upon the occurrence of an Event of Default, Lender may, at Lender’s option, declare the full amount of this Note together with the full amount due the Lender hereunder, immediately due and payable without notice or demand. In the event of the occurrence of an Event of Default and in addition to all other rights and obligations set forth herein, the Borrower shall be responsible for reasonable attorneys’ fees, and legal and other expenses for the collection thereof. In addition, the undersigned hereby waives presentment, demand for payment, notice of dishonor, and all other notices or demands in connection with the delivery, acceptance, performance, default or endorsement of this Note.

5. Expenses. The Borrower agrees to pay the Lender all costs incurred by Lender in connection with the collection, enforcement, or defense of this Note. Such costs include, without limitation, fees for the services of counsel and legal assistants employed to collect this Note, whether or not suit be brought, and whether incurred in connection with collection, trial, appeal, bankruptcy, or otherwise. The Borrower further agrees to indemnify and hold the Lender harmless against liability for the payment of state documentary stamp taxes, intangible taxes or other taxes (including interest and penalties, if any), excluding income or service taxes of the Lender, which may be determined to be payable with respect to this Note.

6. Governing Law. This Note is governed by and shall be interpreted in accordance with the laws of the State of New York, without regard to choice or conflict of laws.

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IN WITNESS WHEREOF, the undersigned has executed this Promissory Note effective as of the day and year first above written.

BORROWER:

OPTMED, INC.

Ervin Braun, President

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